Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company”) GOLD FIELDS SECURES ENVIRONMENTAL APPROVAL FOR THE WINDFALL PROJECT Gold Fields and its wholly owned subsidiary, Windfall Mining Group Inc. are pleased to announce a significant milestone for the Windfall Project (“Windfall” or “the Project”), namely issuance of the Certificate of Authorisation as part of the Environmental Impact Assessment (EIA) process. The Certificate of Authorisation, which was issued by Québec's Ministry of the Environment, the Fight Against Climate Change, Biodiversity Protection, Wildlife and Parks on 30 October 2026, is the principal environmental authorisation confirming that Windfall has completed the environmental and social impact assessment and review process applicable to the Project under Chapter II of Québec's Environment Quality Act. It provides the authorisation required to proceed to construction and full project development, including commencement of construction activities in accordance with applicable conditions, commitments and regulatory requirements. The authorisation follows the signing of the Impact and Benefit Agreement (the “Uukiimau Agreement”) with the Cree First Nation of Waswanipi, the Cree Nation Government and the Grand Council of the Crees (“Cree First Nation”) in June 2026. Windfall is one of the highest-grade gold projects in Canada and is expected to produce approximately 300,000 ounces of gold per year once ramped up, with considerable growth prospects along strike and down plunge. Gold Fields will progress the Final Investment Decision (FID) for the Project, subject to Board approval, and expects to publish by February 2027, with its 2026 provisional results: • an updated construction schedule; • capital estimate for development of the Project; and • the Windfall Mineral Resources and Mineral Reserves. Gold Fields will also progress remobilisation and recommencement of site activities at Windfall, including underground activities which were paused after the expiry of the bulk-sample exploration permit at the end of August 2026. Early civil works and construction of camp facilities within the approved mandate awarded to Windfall from the Board of Directors will also begin shortly. Exhibit 99.1 Mike Fraser, CEO of Gold Fields said: “Receiving the Certificate of Authorisation for Windfall is a major milestone for Gold Fields and for one of Canada’s highest-grade development-stage gold projects. The Uukiimau Agreement and the Certificate of Authorisation demonstrate how responsible mining can be advanced through respect, transparency and shared value creation. Achieving these two important milestones reflects years of environmental and social studies, technical review, engagement with the Cree First Nation and host communities as well as collaboration with Government authorities. We thank the Government of Québec, Comité d’examen (“COMEX”) and the Cree First Nation whose rigorous review and partnership have contributed to this important milestone for the Project. We will now focus on finalising our execution plan and moving Windfall towards construction safely and responsibly, so that it becomes a long- life, low-cost production centre that delivers long-term value for the Eeyou Istchee James Bay, Québec and our shareholders.” Background Windfall is a high-grade underground gold project in the Eeyou Istchee James Bay region of Québec, on the traditional territory of the Cree First Nation of Waswanipi. Gold Fields became the sole owner of Windfall in October 2024 through its acquisition of Osisko Mining Inc., having previously held a 50% interest in the Windfall joint venture. The Project’s environmental and social impact assessment (“ESIA”) was submitted to provincial and federal authorities in March 2023 and assessed under the environmental and social impact assessment and review under Chapter II of Quebec’s Environment Quality Act and the James Bay and Northern Québec Agreement and included public and Cree community consultation. In June 2026, Gold Fields signed the Uukiimau Agreement, an Impact and Benefit Agreement with the Cree First Nation of Waswanipi, the Cree Nation Government and the Grand Council of the Crees. The agreement applies for the life of the operation and covers training, employment, business opportunities, environmental monitoring and financial participation. The mine will be powered primarily by hydroelectricity supplied via a transmission line owned and operated by the Cree First Nation of Waswanipi. Windfall represents a district scale opportunity for Gold Fields. Beyond the deposit, Gold Fields holds a land package of approximately 2,500 km² in the Urban-Barry and Quévillon areas. The regional exploration programme is advancing targets across the district, with the aim of discovering additional ounces. ENDS 2 November 2026 For investor enquiries, contact: Jongisa Magagula Tel: +27 11 562 9775 Email: jongisa.magagula@goldfields.com Shilan Modi Tel: +27 79 500 5782 Email: shilan.modi@goldfields.com For media enquiries, contact: Kershnee Govender Tel: +27 11 562 9700 Email: Kershnee.Govender@goldfields.com Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd About Gold Fields Gold Fields is a globally diversified gold producer with eight operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. Gold Fields has a total attributable annual gold-equivalent production of 2.4 Moz, proved and probable Gold Mineral Reserves of 48.3 Moz, measured and indicated Gold Mineral Resources of 34.2 Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 12.8 Moz (excluding Mineral Reserves) as at 31 December 2025. Gold Fields’ shares are listed on the JSE and the American depositary shares trade on the New York Stock Exchange. Forward looking statements This announcement contains forward looking statements within the meaning of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward looking statements. Forward- looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields' future business strategy, development activities (including the approval, permitting, development, operations and final investment decision relating to the Windfall Project), anticipated benefits of acquisitions or joint ventures, ability to successfully renew, and/or extend or retain mining rights, licences or other interests, business prospects, financial positions, production and operational guidance, shareholder returns, climate and ESG related statements, targets and metrics, are necessary estimates reflecting the best judgement of senior management and involve risks and uncertainties that could cause actual results to differ materially. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2025 filed with the Johannesburg Stock Exchange and the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 30 March 2026 (SEC File no. 001-31318). To the maximum extent permitted by law, Gold Fields makes no representation or warranty as to the currency, accuracy, reliability or completeness of any forward-looking statement contained in this announcement. Readers are cautioned not to place reliance on such statements. These forward-looking statements speak only as of the date they are made and are based on information available to Gold Fields as at the date of this announcement. Gold Fields and its directors, officers, employees, advisers, agents and other intermediaries disclaim any obligation or undertaking to update publicly or release any revisions to these forward-looking statements, whether to reflect new information, events or circumstances after the date of this announcement, the occurrence of future events or otherwise. These forward-looking statements and any other financial information contained in this announcement have not been reviewed or reported on by the Company’s external auditors. This announcement is the responsibility of the Gold Fields Board of Directors.